Amendment dated December 5, 2022 to the Pricing Supplements for the Exchange-Traded Notes set forth in Schedule A, to the Prospectus dated May 23, 2022, the Prospectus Supplement dated June 27, 2022
Barclays Bank PLC iPath® Exchange-Traded Notes
This amendment amends and supplements the applicable pricing supplement for each series of exchange-traded notes issued by Barclays Bank PLC set forth in Schedule A below (the “ETNs”). The terms of each series of ETNs are as described in the most recent pricing supplement relating to that series of ETNs (each, a “Pricing Supplement”). Terms used but not defined herein have the meanings given to them in the applicable Pricing Supplement.
Issuer Redemption: On December 5, 2022 Barclays Bank PLC announced that it will exercise its issuer call option and redeem in full each series of ETNs on December 28, 2022 (the “Redemption Date”). Holders of such ETNs on the Redemption Date will receive a cash payment per ETN equal to the closing indicative value of the ETNs (as defined in the relevant Pricing Supplement) on December 20, 2022 (the fifth business day prior to the Redemption Date), except that in the case of the iPath® S&P MLP ETN, holders of such ETN on the Redemption Date will receive a cash payment per ETN equal to the closing indicative value of the ETNs on December 14, 2022 (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels of the underlying Index as of the close of trading on each of the five index business days from and including December 14, 2022). Trading of the ETNs will be suspended before the market open on December 15, 2022, in the case of the iPath® S&P MLP ETN, or on December 21, 2022, in the case of each other series of ETNs. As a result of this modification, each Pricing Supplement is amended to reflect this announcement.
Risk Factors: As described in each Pricing Supplement, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity and may be less than the secondary market trading price of the ETNs. Also, you may not be able to reinvest any amounts received on the Redemption Date in a comparable investment. The redemption of the ETNs described herein may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs.
You may lose all or a substantial portion of your investment if you invest in the ETNs. Any payment on the ETNs at or prior to maturity, including any repayment of principal, is not guaranteed by any third party and is subject to the creditworthiness of Barclays Bank PLC. See “Risk Factors” in the Pricing Supplement and “Risk Factors” in the accompanying prospectus supplement for more information.
The ETNs may not be suitable for all investors. Investors should consult with their broker or financial advisor when making an investment decision and to evaluate their investment in the ETNs.
The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment or any Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Amendment dated December 5, 2022
to the Pricing Supplements for the Exchange-Traded Notes set forth in Schedule A

You should read this amendment and the applicable Pricing Supplement together with the prospectus dated May 23, 2022, as supplemented by the prospectus supplement dated June 27, 2022 relating to our Global Medium-Term Notes, Series A, of which the ETNs are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
●	Prospectus dated May 23, 2022:
http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm
●	Prospectus Supplement dated June 27, 2022:
http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm

SCHEDULE A
This Amendment applies to all exchange-traded notes issued by Barclays Bank PLC specified in the table below.
Name of ETN	Ticker	Exchange	CUSIP
Pacer® iPath® Gold ETN	GBUG	NYSE Arca	06747D809
iPath® Silver ETN	SBUG	NYSE Arca	06747D700
Pacer® iPath® Gold Trendpilot ETN	PBUG	NYSE Arca	06747T382
iPath® S&P MLP ETN	IMLP	CBOE BZX	06742A750
iPath® Women in Leadership ETN	WIL	CBOE BZX	06742W430
iPath® Return on Disability ETN	RODI	CBOE BZX	06740D830